EXHIBIT 99.1

Equinor ASA: Information relating to the cash dividend for third quarter 2022 and extraordinary dividend for third quarter 2022

Key information relating to the cash dividend and extraordinary cash dividend to be paid by Equinor (OSE: EQNR, NYSE: EQNR) for third quarter 2022.

Cash dividend amount: 0.20

Extraordinary cash dividend: 0.70

Declared currency: USD

Last day including rights: 6 January 2023

Ex-date: 9 January 2023

Record date: 10 January 2023

Payment date: 25 January 2023

Other information: Cash dividend and extraordinary dividend per share in NOK will be communicated 16 January 2023.

This information is published in accordance with the requirements of the Continuing Obligations.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act